FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of October 2009	Commission file number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.
(Translation of Registrant’s name into English)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
México, D.F. 01210
(Address of principal office)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

             (Check One) Form 20-F  x  Form 40-F

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             (Check One) Yes    No  x

        (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Stock Listing Information Mexican Stock Exchange Ticker: KOFL NYSE (ADR) Ticker: KOF

	2009 THIRD-QUARTER AND FIRST NINE MONTHS RESULTS

		Third Quarter			YTD

		2009	2008	Δ%	2009	2008	Δ%

Ratio of KOF L to KOF = 10:1	Total Revenues	26,007	19,770	31.5%	73,358	56,248	30.4%

	Gross Profit	12,064	9,396	28.4%	34,230	26,899	27.3%

	Operating Income	3,959	3,194	24.0%	10,979	9,248	18.7%

	Net Controlling Income (1)	2,134	1,252	70.4%	5,679	4,747	19.6%

	EBITDA(2)	4,948	4,007	23.5%	13,826	11,602	19.2%

	Net Debt (3)	6,733	12,382	-45.6%

	LTM EBITDA/ Interest Expense, net	10.35	10.12

	LTM EBITDA/ Interest Expense	9.05	7.60

	LTM Earnings per Share	3.54	3.63

	Capitalization(4)	20.5%	26.5%

	Expressed in millions of Mexican pesos.
	(1) Majority Net Income, the name changed according to Mexican Financial Reporting Standards
	(2) EBITDA = Operating income + Depreciation + Amortization & Other operative Non-cash Charges.
	See reconciliation table on page 9 except for Earnings per Share
	(3) Net Debt = Total Debt - Cash
	(4) Total debt / (long-term debt + stockholders' equity)

Total revenues reached Ps. 26,007 million in the third quarter of 2009, an increase of 31.5% compared to the third quarter of 2008 driven by double-digit increases in every division.
Consolidated operating income grew 24.0% to Ps. 3,959 million for the third quarter of 2009, mainly driven by double-digit operating income growth recorded in our Latincentro and Mercosur divisions. Our operating margin was 15.2% in the third quarter of 2009.
Consolidated net controlling income increased 70.4% to Ps. 2,134 million in the third quarter of 2009, mainly reflecting higher operating income, resulting in earnings per share of Ps. 1.16 in the third quarter of 2009.

Mexico City (October 27, 2009), Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF)(“Coca-Cola FEMSA” or the “Company”), the largest Coca-Cola bottler in Latin America and the second- largest Coca-Cola bottler in the world in terms of sales volume, announces results for the third quarter of 2009.

“Our company achieved another quarter of strong top- and bottom-line results, with our revenues up more than 30% and our operating income and EBITDA up 24%. Along with price increases implemented across our territories, our results reflected the strong growth of sparkling beverages in Mexico and the growth of still beverages in all of our divisions. During the quarter, we continued the integration of the Brisa water business in our Colombian operation. We also continued to benefit from our broad offering of beverage categories, which have helped us to reach consumers even under difficult economic conditions. As the economic environment has improved recently, our Company has taken advantage of our solid financial position to continue investing for the long term. This is exemplified by the development and deployment of new go-to-market models that will enable us to maximize our clients' revenue potential. In the process, we have delivered growing resul ts and value for our shareholders while building a total beverage platform that will positively position us to capture growth in the coming years." said Carlos Salazar Lomelin, Chief Executive Officer of the Company.

For Further Information:

Investor Relations

Alfredo Fernández
alfredo.fernandez@kof.com.mx
(5255) 5081-5120 / 5121

Gonzalo García
gonzalojose.garciaa@kof.com.mx
(5255) 5081-5148

Roland Karig
roland.karig@kof.com.mx
(5255) 5081-5186

Website:
www.coca-colafemsa.com

October 27, 2009	Page 1

CONSOLIDATED RESULTS

Our consolidated total revenues increased 31.5% to Ps. 26,007 million in the third quarter of 2009, compared to the third quarter of 2008, as a result of double-digit revenue increases in all of our divisions. Revenue growth was driven by (i) organic growth, in both pricing and volumes, accounting for more than 55% of incremental revenues, (ii) a positive exchange rate translation effect, resulting from the depreciation of the Mexican peso against our operation’s local currencies(1), contributing more than 40% of incremental revenues, and (iii) the consolidation of Brisa in Colombia providing less than 5%. On a currency neutral basis and excluding the acquisition of Brisa, our consolidated total revenues would have increased approximately 17%.

Total sales volume increased 7.5% to reach 615.6 million unit cases in the third quarter of 2009 as compared to the same period in 2008 driven by (i) increases in sparkling beverages in our Mexico division, accounting for approximately 40% of incremental volumes, (ii) still beverages sales volume, mainly driven by the Jugos del Valle line of business in our Mexico and Latincentro divisions, accounting for more than 30% of incremental sales volume, and (iii) our bottled water business, driven by the acquisition of Brisa in Colombia, representing the balance. Excluding Brisa, total sales volume increased 5.3% .

Our gross profit increased 28.4% to Ps. 12,064 million in the third quarter of 2009, compared to the third quarter of 2008. Cost of goods sold increased 34.4% driven by (i) the devaluation of the local currencies in our main operations as applied to our U.S. dollar-denominated raw material cost, (ii) higher year-over-year sweetener costs and (iii) the third and final stage of the scheduled Coca-Cola Company increase in concentrate prices in Mexico; which were partially offset by lower resin costs. Gross margin reached 46.4% in the third quarter of 2009 as compared to 47.5% in the same period in 2008.

Our consolidated operating income increased 24.0% to Ps. 3,959 million in the third quarter of 2009, mainly driven by double-digit operating income growth in our Latincentro and Mercosur divisions. Our operating margin was 15.2% in the third quarter of 2009, a decrease of 100 basis points compared to the same period in 2008 mainly as a result of gross margin pressures.

During the third quarter of 2009, we recorded Ps. 341 million in other expenses. These expenses mainly reflected the loss on sale of certain fixed assets and the recording of employee profit sharing in the other expenses line, in accordance with Mexican Financial Reporting Standards.

Our comprehensive financing result in the third quarter of 2009 recorded an expense of Ps. 378 million as compared to an expense of Ps. 514 million in the same period of 2008, mainly due to a lower foreign exchange loss driven by a lower U.S. dollar-denominated net debt position.

During the third quarter of 2009, income tax, as a percentage of income before taxes, was 30.9% compared to 38.3% in the same period of 2008. This difference was mainly driven by additional tax provisions recorded during the third quarter 2008.

Our consolidated net controlling income(2) increased by 70.4% to Ps. 2,134 million in the third quarter of 2009 as compared to the third quarter of 2008, mainly as a result of higher operating income. Earnings per share (EPS) were Ps. 1.16 (Ps. 11.56 per ADR) computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares).

(1) See tables on page 14 related to quarterly and YTD foreign exchange rate movements.
(2) Previously referred to as Majority Net Income, the name changed according to Mexican Financial Reporting Standards.

October 27, 2009	Page 2

BALANCE SHEET

As of September 30, 2009, we had a cash balance of Ps. 8,946 million, including US$ 174 million denominated in U.S. dollars, an increase of Ps. 2,754 million compared to December 31, 2008, as a result of cash generated by our operations and financing during the first nine months of the year.

Total short-term debt was Ps. 5,151 million and long-term debt was Ps. 10,528 million. Total debt decreased Ps. 2,895 million compared with year-end 2008 mainly due to the maturity of the outstanding balance of the Yankee Bond inherited through the acquisition of Panamco in the amount of US$ 265 million and the maturity of a Certificado Bursátil in the amount of Ps. 500 million in July, 2009. In addition, we prepaid debt denominated in Colombian pesos equivalent to US$ 117 million. All of these maturities were paid with cash generated from our operations. Net debt decreased Ps. 5,649 million compared to year-end 2008, mainly as a result of cash generated during the first nine months of the year. KOF’s total debt balance includes U.S. dollar-denominated debt in the amount of US$ 376 million. (1)

The weighted average cost of debt for the quarter was 6.5% . The following charts set forth the Company’s debt profile by currency and interest rate type and by maturity date as of September 30, 2009:

Currency	% Total Debt(1)	% Interest Rate
		Floating(1)(2)

Mexican pesos	55.1%	46.1%
U.S. dollars	31.6%	43.0%
Colombian pesos	4.3%	100.0%
Venezuelan bolivars	1.1%	0.0%
Argentine pesos	7.9%	15.7%

(1) After giving effect to cross-currency swaps and interest rate swaps.
(2) Calculated by weighting each year’s outstanding debt balance mix.

Debt Maturity Profile

Maturity Date	2009	2010	2011	2012	2013	2014 +

% of Total Debt	4.2%	28.6%	0.0%	25.2%	15.1%	26.9%

Consolidated Cash Flow
Expressed in millions of Mexican pesos as of September 30, 2009

Sep-09
Ps.

Income before taxes	8,544
Non cash charges to net income	4,614

13,158
Change in working capital	(124)

Resources Generated by Operating Activities	13,034

Investments	(3,941)
Debt payments	(2,953)
Other	(3,160)

Increase in cash and cash equivalents	2,980

Cash and cash equivalents at begining of period	6,192
Translation Effect	(226)
Cash and cash equivalents at end of period	8,946

The difference between the debt decrease of the balance sheet and the debt decrease in nominal terms presented in the cash flow is related to the foreign exchange impact, presented separately as a part of the translation effect, in accordance with the Mexican Financial Reporting Standards.

October 27, 2009	Page 3

MEXICO DIVISION OPERATING RESULTS

Revenues

Total revenues from our Mexico division increased 12.3% to Ps. 9,581 million in the third quarter of 2009, as compared to the same period in 2008. Increased sales volume accounted for close to 75% of incremental revenues during the quarter. Average price per unit case reached Ps. 29.74, an increase of 2.6%, as compared to the third quarter of 2008, reflecting higher volumes from the Coca-Cola brand, which carries higher average price per unit case. Excluding bulk water under the Ciel brand, our average price per unit case was Ps. 34.65, a 1.7% increase as compared to the same period in 2008.

Total sales volume increased 9.6% to 321.4 million unit cases in the third quarter of 2009, as compared to the third quarter of 2008, mainly driven by (i) an 8% volume growth in sparkling beverages supported by incremental volumes from the Coca-Cola brand in multi-serve and single-serve presentations that compensated for a low single-digit decline in flavored sparkling beverages, (ii) incremental volumes in the still beverage category, growing more than 80%, due to the Jugos del Valle product line and (iii) a 5% volume growth in our bottled water business.

Operating Income

Our gross profit increased 6.6% to Ps. 4,707 million in the third quarter of 2009 as compared to the same period in 2008. Cost of goods sold increased 18.3% as a result of the devaluation of the Mexican peso as applied to our U.S. dollar-denominated raw material costs and the third and final stage of the scheduled Coca-Cola Company concentrate price increase announced in 2006, which were partially offset by lower year-over-year resin costs. Gross margin decreased from 51.7% in the third quarter of 2008 to 49.1% in the same period of 2009.

Operating income remained flat at Ps. 1,699 million in the third quarter of 2009, compared to Ps. 1,696 million in the same period of 2008. Our operating margin was 17.7% in the third quarter of 2009, a decrease of 220 basis points as compared to the same period of 2008, mainly due to gross margin pressures.

October 27, 2009	Page 4

LATINCENTRO DIVISION OPERATING RESULTS (Colombia, Venezuela, Guatemala, Nicaragua, Costa Rica and Panama)

As of June 1, 2009, Coca-Cola FEMSA started to distribute the Brisa portfolio in Colombia.

Revenues

Total revenues reached Ps. 9,844 million in the third quarter of 2009, an increase of 70.7% as compared to the same period of 2008. Higher average price per unit case and volume growth accounted for approximately 50% of incremental revenues. A positive currency translation effect, resulting from the depreciation of the Mexican peso against our operation’s local currencies(1), represented approximately 45% of incremental revenues and the integration of Brisa contributed the balance. On a currency neutral basis and excluding the acquisition of Brisa, our Latincentro division’s revenues would have increased approximately 35%.

Total sales volume in our Latincentro division increased 10.3% to 151.8 million unit cases in the third quarter of 2009 as compared to the same period of 2008. Volume growth was mainly driven by (i) the consolidation of the Brisa water brand in Colombia, (ii) the strong performance of the Jugos del Valle line of business in Colombia and Central America and (iii) increases in sparkling beverages in Central America and Colombia.

Operating Income

Gross profit reached Ps. 4,471 million, an increase of 72.0% in the third quarter of 2009, as compared to the same period of 2008. Cost of goods sold increased 69.5% mainly driven by higher year-over-year sweetener costs across the division, which were partially compensated by lower resin costs. Gross margin increased 30 basis points to 45.4% in the third quarter of 2009.

Our operating income increased 73.2% to Ps. 1,301 million in the third quarter of 2009, compared to the third quarter of 2008, as a result of operating leverage achieved by higher revenues that more than compensated for higher labor costs in Venezuela, and increased marketing expenses in the division, as a result of the integration of the Brisa portfolio in Colombia and the continued expansion of the Jugos del Valle line of business in Colombia and Central America. Our operating margin reached 13.2% in the third quarter of 2009, resulting in a 20 basis points increase as compared to the same period of 2008.

(1) See tables on page 14 related to quarterly and YTD foreign exchange rate movements.

October 27, 2009	Page 5

MERCOSUR DIVISION OPERATING RESULTS (Brazil and Argentina)

Volume and average price per unit case exclude beer results.

Revenues

Total revenues increased 20.4% to Ps. 6,582 million in the third quarter of 2009, as compared to the same period of 2008. Excluding beer, which accounted for Ps. 642 million during the quarter, revenues increased 20.3% to Ps. 5,940 million, compared to the same period of 2008. A positive translation effect, resulting from the depreciation of the Mexican peso against our operation’s local currencies(1), represented almost 65% of incremental revenues and higher average prices per unit case and volume growth accounted for the balance. On a currency neutral basis, our Mercosur division’s revenues would have increased more than 7%.

Sales volume, excluding beer, increased 0.6% to 142.4 million unit cases in the third quarter of 2009, as compared to the third quarter of 2008, driven by the still beverage portfolio in Argentina and Brazil.

Operating Income

In the third quarter of 2009, our gross profit increased 21.1% to Ps. 2,886 million, as compared to the same period in 2008. Cost of goods sold increased 19.8% driven by higher cost of sweetener in Brazil and the devaluation of local currencies as applied to our U.S. dollar-denominated raw material costs, which were partially offset by lower resin costs. Gross margin in the Mercosur division increased 20 basis points to 43.8% in the third quarter of 2009.

Operating income increased 28.4%, reaching Ps. 959 million in the third quarter of 2009, as compared to Ps. 747 million in the same period of 2008. Operating leverage achieved by higher revenues more than compensated for higher labor and freight costs in Argentina. Our operating margin was 14.6% in the third quarter of 2009, an increase of 90 basis points as compared to the third quarter of 2008.

(1) See tables on page 14 related to quarterly and YTD foreign exchange rate movements.

October 27, 2009	Page 6

SUMMARY OF NINE-MONTH RESULTS

Our consolidated total revenues increased 30.4% to Ps. 73,358 million in the first nine months of 2009, as compared to the same period of 2008, as a result of revenue growth in all of our divisions. Organic growth across our operations contributed approximately 55% of incremental revenues; a positive exchange rate translation effect, resulting from the depreciation of the Mexican peso against our operation’s local currencies(1), accounted for more than 30%; and the acquisitions of Refrigerantes Minas Gerais, Ltda. (REMIL)(2) in Brazil and Brisa(3) in Colombia together contributed less than 15%, representing the balance. On a currency neutral basis and excluding the acquisitions of REMIL(2) and Brisa(3), our consolidated revenues for the first nine months would have increased approximately 17%.

Total sales volume increased 8.1% to 1,776.8 million unit cases in the first nine months of 2009, as compared to the same period in 2008. Excluding the acquisitions of REMIL(2) and Brisa(3), total sales volume increased 4.6% to reach 1,718.5 million unit cases. The still beverage category, mainly driven by the performance of the Jugos del Valle line of business across our territories, contributed close to 60% of incremental volumes; the sparkling beverage category, driven by the Coca-Cola brand, contributed more than 25% of volume growth and water, including bulk water, represented the balance.

Our gross profit increased 27.3% to Ps. 34,230 million in the first nine months of 2009, as compared to the same period of 2008, driven by gross profit growth across all of our divisions. Cost of goods sold increased 33.3% as a result of (i) the devaluation of local currencies in our main operations as applied to our U.S. dollar-denominated raw material costs, (ii) the higher cost of sweetener across our operations, (iii) the integration of REMIL and (iv) the third and final stage of the scheduled Coca-Cola Company concentrate price increase announced in 2006 in Mexico; all of which were partially offset by lower resin costs. Gross margin reached 46.7% for the first nine months of 2009, a decrease of 110 basis points as compared to the same period of 2008.

Our consolidated operating income increased 18.7% to Ps. 10,979 million in the first nine months of 2009, as compared to 2008. Our Mercosur and Latincentro divisions accounted for more than 95% of this growth. Our operating margin was 15.0% for the first nine months of 2009, a 140 basis points decline as compared to the same period of 2008.

Our consolidated net controlling income(4) was Ps. 5,679 million in the first nine months of 2009, an increase of 19.6% compared to the same period in 2008, mainly reflecting higher operating income. EPS was Ps. 3.08 (Ps. 30.76 per ADR) in the first nine months of 2009, computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares).

(1) See tables on page 14 related to quarterly and YTD foreign exchange rate movements.
(2) REMIL was included in our operating results beginning June 1, 2008. REMIL was accounted for as an acquisition during the months of January through May of 2009.
(3) Since June 1, 2009 we integrate the results of Brisa in our Colombia, Latincentro division and consolidated results.
(4) Previously referred to as Majority Net Income, the name changed according to Mexican Financial Reporting Standards.

October 27, 2009	Page 7

CONFERENCE CALL INFORMATION

Our third-quarter 2009 Conference Call will be held on: October 27, 2009, at 12:00 P.M. Eastern Time (10:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 866-700-7477 or International: 617-213-8840. We invite investors to listen to the live audiocast of the conference call on the Company’s website: www.coca-colafemsa.com.
If you are unable to participate live, an instant replay of the conference call will be available through November 3, 2009. To listen to the replay, please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 56366733.

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias and part of the state of Minas Gerais) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories. The Company has 31 bottling facilities in Latin America and serves over 1,500,000 retailers in the region. The Coca-Cola Company owns a 31.6% equity interest in Coca-Cola FEMSA.

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance and should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control that could materially impact the Company’s actual performance.

References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(6 pages of tables to follow)

October 27, 2009	Page 8

Consolidated Income Statement
Expressed in millions of Mexican pesos(1)

	3Q 09	% Rev	3Q 08	% Rev	Δ%	YTD 09	% Rev	YTD 08	% Rev	Δ%

Volume (million unit cases) (2)	615.6		572.4		7.5%	1,776.8		1,643.0		8.1%
Average price per unit case (2)	41.03		33.42		22.8%	40.02		33.30		20.2%

Net revenues	25,901		19,654		31.8%	72,964		55,940		30.4%
Other operating revenues	106		116		-8.6%	394		308		27.9%

Total revenues	26,007	100%	19,770	100%	31.5%	73,358	100%	56,248	100%	30.4%
Cost of Goods Sold	13,943	53.6%	10,374	52.5%	34.4%	39,128	53.3%	29,349	52.2%	33.3%

Gross profit	12,064	46.4%	9,396	47.5%	28.4%	34,230	46.7%	26,899	47.8%	27.3%

Operating expenses	8,105	31.2%	6,202	31.4%	30.7%	23,251	31.7%	17,651	31.4%	31.7%

Operating income	3,959	15.2%	3,194	16.2%	24.0%	10,979	15.0%	9,248	16.4%	18.7%

Other expenses, net	341		562		-39.3%	1,158		1,267		-8.6%

Interest expense	455		407		11.8%	1,496		1,566		-4.5%
Interest income	70		71		-1.4%	192		357		-46.2%

Interest expense, net	385		336		14.6%	1,304		1,209		7.9%
Foreign exchange loss (gain)	71		180		-60.6%	374		(26)		-1538.5%
Gain on monetary position in Inflationary subsidiries	(161)		(232)		-30.6%	(374)		(517)		-27.7%
Fair value loss (gain) on derivative financial instruments	83		230		-63.9%	(27)		122		-122.1%

Comprehensive financing result	378		514		-26.5%	1,277		788		62.1%

Income before taxes	3,240		2,118		53.0%	8,544		7,193		18.8%

Income taxes	1,002		812		23.4%	2,606		2,293		13.7%

Consolidated net income	2,238		1,306		71.4%	5,938		4,900		21.2%

Net controlling income (3)	2,134	8.2%	1,252	6.3%	70.4%	5,679	7.7%	4,747	8.4%	19.6%

Net non-controlling income	104		54		92.6%	259		153		69.3%

Operating income	3,959	15.2%	3,194	16.2%	24.0%	10,979	15.0%	9,248	16.4%	18.7%
Depreciation (4)	672		593		13.3%	2,113		1,766		19.6%
Amortization and other operative non-cash charges (5)	317		220		44.1%	734		588		24.8%

EBITDA (6)	4,948	19.0%	4,007	20.3%	23.5%	13,826	18.8%	11,602	20.6%	19.2%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results
(3) Majority Net Income, the name changed according to Mexican Financial Reporting Standards
(4) Amortization of coolers has been reclassified into the depreciation line for accounting purposes
(5) Includes returnable bottle breakage expense.
(6) EBITDA = Operating Income + depreciation, amortization & other operative non-cash charges.
As of June 1st, 2008, we integrated the operation of Minas Gerais (REMIL) in the results of Brazil.
As of June 1st, 2009, we integrated the operation of Brisa in the results of Colombia.

October 27, 2009	Page 9

Consolidated Balance Sheet
Expressed in millions of Mexican pesos.

Assets		Sep 09		Dec 08

Current Assets
Cash and cash equivalents	Ps.	8,946	Ps.	6,192
Total accounts receivable		4,508		5,240
Inventories		5,077		4,313
Prepaid expenses and other		2,388		2,247

Total current assets		20,919		17,992

Property, plant and equipment
Bottles and cases		1,720		1,622
Property, plant and equipment		56,001		50,925
Accumulated depreciation		(27,358)		(24,388)

Total property, plant and equipment, net		30,363		28,159

Other Non Current Assets		55,464		51,807

Total Assets	Ps.	106,746	Ps.	97,958

Liabilities and Stockholders' Equity		Sep 09		Dec 08

Current Liabilities
Short-term bank loans and notes	Ps.	5,151	Ps.	6,119
Interest payable		90		267
Suppliers		8,332		7,790
Other current liabilities		8,159		7,157

Total Current Liabilities		21,732		21,333

Long-term bank loans		10,528		12,455
Pension plan and seniority premium		1,069		936
Other liabilities		7,347		5,618

Total Liabilities		40,676		40,342

Stockholders' Equity
Non-controlling interest		2,147		1,703
Controlling interest:
Capital stock		3,116		3,116
Additional paid in capital		13,220		13,220
Retained earnings of prior years		38,189		33,935
Net income for the period		5,679		5,598
Other comprehensive income		3,719		44

Total controlling interest		63,923		55,913

Total stockholders' equity		66,070		57,616

Total Liabilities and Equity	Ps.	106,746	Ps.	97,958

October 27, 2009	Page 10

Mexico Division
Expressed in millions of Mexican pesos(1)

	3Q09	% Rev	3Q08	% Rev	Δ%	YTD 09	% Rev	YTD 08	% Rev	Δ%

Volume (million unit cases)	321.4		293.2		9.6%	923.0		866.1		6.6%
Average price per unit case	29.74		28.99		2.6%	29.63		29.16		1.6%

Net revenues	9,559		8,499		12.5%	27,353		25,254		8.3%
Other operating revenues	22		34		-35.3%	118		96		22.9%

Total revenues	9,581	100.0%	8,533	100.0%	12.3%	27,471	100.0%	25,350	100.0%	8.4%
Cost of Goods Sold	4,874	50.9%	4,119	48.3%	18.3%	13,799	50.2%	12,321	48.6%	12.0%

Gross profit	4,707	49.1%	4,414	51.7%	6.6%	13,672	49.8%	13,029	51.4%	4.9%

Operating expenses	3,008	31.4%	2,718	31.9%	10.7%	8,740	31.8%	8,155	32.2%	7.2%

Operating income	1,699	17.7%	1,696	19.9%	0.2%	4,932	18.0%	4,874	19.2%	1.2%
Depreciation, amortization & other operative non-cash charges (2)	401	4.2%	384	4.5%	4.4%	1,214	4.4%	1,226	4.8%	-1.0%

EBITDA (3)	2,100	21.9%	2,080	24.4%	1.0%	6,146	22.4%	6,100	24.1%	0.8%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.

Latincentro Division
Expressed in millions of Mexican pesos(1)

	3Q 09	% Rev	3Q 08	% Rev	Δ%	YTD 09	% Rev	YTD 08	% Rev	Δ%

Volume (million unit cases)	151.8		137.6		10.3%	426.9		397.3		7.4%
Average price per unit Case	64.81		41.88		54.7%	63.82		42.70		49.5%

Net revenues	9,838		5,763		70.7%	27,244		16,964		60.6%
Other operating revenues	6		5		20.0%	12		14		-14.3%

Total revenues	9,844	100.0%	5,768	100.0%	70.7%	27,256	100.0%	16,978	100.0%	60.5%
Cost of Goods Sold	5,373	54.6%	3,169	54.9%	69.5%	14,702	53.9%	9,255	54.5%	58.9%

Gross profit	4,471	45.4%	2,599	45.1%	72.0%	12,554	46.1%	7,723	45.5%	62.6%

Operating expenses	3,170	32.2%	1,848	32.0%	71.5%	9,123	33.5%	5,376	31.7%	69.7%

Operating income	1,301	13.2%	751	13.0%	73.2%	3,431	12.6%	2,347	13.8%	46.2%
Depreciation, amortization & other operative non-cash charges (2)	340	3.5%	249	4.3%	36.5%	995	3.7%	663	3.9%	50.1%

EBITDA (3)	1,641	16.7%	1,000	17.3%	64.1%	4,426	16.2%	3,010	17.7%	47.0%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.
Since June 2009, we integrated Brisa in the operations of Colombia.

October 27, 2009	Page 11

Mercosur Division
Expressed in millions of Mexican pesos(1) Financial figures include beer results

	3Q 09	% Rev	3Q 08	% Rev	Δ%	YTD 09	% Rev	YTD 08	% Rev	Δ%

Volume (million unit cases) (2)	142.4		141.6		0.6%	426.9		379.6		12.5%
Average price per unit case (2)	41.16		34.40		19.6%	38.66		32.89		17.5%

Net revenues	6,504		5,392		20.6%	18,367		13,722		33.9%
Other operating revenues	78		77		1.3%	264		198		33.3%

Total revenues	6,582	100.0%	5,469	100.0%	20.4%	18,631	100.0%	13,920	100.0%	33.8%
Cost of Goods Sold	3,696	56.2%	3,086	56.4%	19.8%	10,627	57.0%	7,773	55.8%	36.7%

Gross profit	2,886	43.8%	2,383	43.6%	21.1%	8,004	43.0%	6,147	44.2%	30.2%

Operating expenses	1,927	29.3%	1,636	29.9%	17.8%	5,388	28.9%	4,120	29.6%	30.8%

Operating income	959	14.6%	747	13.7%	28.4%	2,616	14.0%	2,027	14.6%	29.1%
Depreciation, Amortization & Other operative non-cash charges (3)	248	3.8%	180	3.3%	37.8%	638	3.4%	465	3.3%	37.2%

EBITDA (4)	1,207	18.3%	927	17.0%	30.2%	3,254	17.5%	2,492	17.9%	30.6%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results
(3) Includes returnable bottle breakage expense.
(4) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges. Since June 2008, we integrated Minas Gerais (Remil) in the operations of Brazil.

October 27, 2009	Page 12

SELECTED INFORMATION

For the three months ended September 30, 2009 and 2008

Expressed in millions of Mexican pesos.

	3Q 09		3Q 08

Capex	1,541.5	Capex	1,446.8

Depreciation	672.0	Depreciation	593.0

Amortization & Other non-cash charges	317.0	Amortization & Other non-cash charges	220.0

VOLUME

Expressed in million unit cases

	3Q 09					3Q 08

	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total

Mexico	237.3	12.5	54.8	16.8	321.4	220.0	14.1	50.1	9.0	293.2
Central America	29.3	1.4	0.1	3.2	34.0	28.1	1.4	0.0	2.4	31.9
Colombia	43.3	7.1	7.1	4.6	62.1	42.5	2.7	2.2	1.9	49.3
Venezuela	50.7	2.3	0.7	2.0	55.7	51.5	3.4	0.0	1.5	56.4
Latincentro	123.3	10.8	7.9	9.8	151.8	122.1	7.5	2.2	5.8	137.6
Brazil	91.4	4.3	0.5	3.5	99.7	91.7	5.0	0.0	2.7	99.4
Argentina	39.6	0.4	0.2	2.5	42.7	40.3	0.6	0.0	1.3	42.2
Mercosur	131.0	4.7	0.7	6.0	142.4	132.0	5.6	0.0	4.0	141.6

Total	491.6	28.0	63.4	32.6	615.6	474.1	27.2	52.3	18.8	572.4

(1)Excludes water presentations larger than 5.0 Lt
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations
(3) Still Beverages include flavored water

  Third quarter 2009 volume of Colombia, Latincentro division, and consolidated includes three months of Brisa’s operation, accounting for 11 million unit cases.

SELECTED INFORMATION

For the nine months ended September 30, 2009 and 2008

Expressed in millions of Mexican pesos.

	YTD 09		YTD 08

Capex	3,321.1	Capex	2,640.4

Depreciation	2,113.0	Depreciation	1,766.0

Amortization & Other non-cash charges	734.0	Amortization & Other non-cash charges	588.0

VOLUME

Expressed in million unit cases

	YTD 09					YTD 08

	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total

Mexico	670.5	39.8	164.8	47.9	923.0	653.9	43.2	147.2	21.9	866.1
Central America	86.1	4.4	0.2	8.6	99.3	87.5	4.2	0.0	6.8	98.5
Colombia	125.0	13.1	13.1	12.6	163.8	125.2	7.6	7.3	3.2	143.3
Venezuela	150.2	6.4	1.9	5.3	163.8	142.1	8.9	0.0	4.5	155.5
Latincentro	361.3	23.9	15.2	26.5	426.9	354.8	20.7	7.3	14.5	397.3
Brazil	270.6	13.9	1.6	9.7	295.8	229.3	14.7	0.0	5.2	249.2
Argentina	121.7	1.2	0.5	7.7	131.1	124.2	1.7	0.0	4.4	130.4
Mercosur	392.3	15.1	2.1	17.4	426.9	353.5	16.4	0.0	9.6	379.6

Total	1,424.1	78.8	182.1	91.8	1,776.8	1,362.2	80.4	154.5	46.0	1,643.0

(1) Excludes water presentations larger than 5.0 Lt
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations
(3) Still Beverages include flavored water

  Year to date 2009 volume of Colombia, Latincentro division, and consolidated includes four months of Brisa’s operation, accounting for 14.1 million unit cases.
  Year to date 2009 volume of Brazil, Mercosur division, and consolidated includes five months of REMIL’s(4) operation in 2009, accounting for 44.2 million unit cases. Sparkling Beverages represent approximately 95% of this volume.

(4) REMIL was included in our operating results beginning June 1, 2008. REMIL was accounted for as an acquisition during the months of January through May of 2009.

October 27, 2009	Page 13

September 2009
Macroeconomic Information

		Inflation (1)
	LTM	3Q 2009	YTD

Mexico	4.89%	1.01%	2.30%
Colombia	3.20%	-0.11%	2.10%
Venezuela	27.43%	6.95%	18.57%
Brazil	4.45%	0.47%	3.23%
Argentina	6.15%	2.21%	4.99%

(1) Source: inflation is published by the Central Bank of each country.

Average Exchange Rates for each Period

	Quarterly Exchange Rate (local currency per USD)			YTD Exchange Rate (local currency per USD)
	3Q 09	3Q 08	Δ%	YTD 09	YTD 08	Δ%

Mexico	13.2628	10.3097	28.6%	13.6610	10.5162	29.9%
Guatemala	8.2451	7.4451	10.7%	8.1027	7.5444	7.4%
Nicaragua	20.4620	19.4886	5.0%	20.2550	19.2531	5.2%
Costa Rica	590.0153	552.0882	6.9%	578.2441	520.9505	11.0%
Panama	1.0000	1.0000	0.0%	1.0000	1.0000	0.0%
Colombia	2,014.9636	1,898.2374	6.1%	2,219.0846	1,858.8032	19.4%
Venezuela	2.1500	2.1500	0.0%	2.1500	2.1500	0.0%
Brazil	1.8659	1.6675	11.9%	2.0840	1.6867	23.6%
Argentina	3.8304	3.0460	25.8%	3.7008	3.1064	19.1%

End of Period Exchange Rates

	Exchange Rate (local currency per USD)
	Sep 09	Sep 08	Δ%

Mexico	13.5042	10.7919	25.1%
Guatemala	8.3416	7.4718	11.6%
Nicaragua	20.5858	19.6062	5.0%
Costa Rica	591.7300	559.2600	5.8%
Panama	1.0000	1.0000	0.0%
Colombia	1,922.0000	2,174.6200	-11.6%
Venezuela	2.1500	2.1500	0.0%
Brazil	1.7781	1.9143	-7.1%
Argentina	3.8430	3.1350	22.6%

October 27, 2009	Page 14

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
(Registrant)

Date: October 27, 2009	By: /s/ HÉCTOR TREVIÑO GUTIÉRREZ
Name: Héctor Treviño Gutiérrez
Title: Chief Financial Officer